Exhibit 3.45

State of Delaware Secretary of State Division of Corporations Delivered 12:55 PM 10/03/2003 FILED 12:43 PM 10/03/2003 SRV 030638552 - 3711529 FILE

CERTIFICATE OF FORMATION

OF

CC VII FIBERLINK, LLC

1. The name of the limited liability company is CC VII Fiberlink, LLC.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CC VII Fiberlink, LLC this 2nd day of October, 2003.

/s/ Janeen G. Domagalski
Janeen G. Domagalski
Authorized Person